EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

October 12, 2012

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dionics, Inc. Amendment No. 1 to Form 8-K Filed September 10, 2012 File No. 000-08161

Dear Mr. Webb:

On behalf of our client, Dionics, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated September 21, 2012 on the Company’s Amendment to Form 8-K filed on September 10, 2012 with respect to the acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited (the “Form 8-K”).

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments have been filed contemporaneously with this letter.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Our Growth Strategy, page 8

1.	We note your response to prior comment 6. Please confirm that you have no current plans or arrangements to establish distribution centers in China.

Response:  The Registrant has confirmed that it has no current plans or arrangements to establish a distribution center.

Customers, page 8

2.
We note your response to prior comment 8.  Please file the agreements with each of Changshao Luchuan Seedling Cooperation and Shangrao Economic House Development as exhibits to your amended Form 8-K or tell us why these agreements are not material to you or why you are not otherwise substantially dependant on them.

Response:  The registrant believes that it is not appropriate to file these agreements as they represent ordinary course day to day business activities.  The registrant frequently enters into similar agreements and cannot tell which will represent any specific percentage of its revenues in a particular period until the period is completed.  Thus, were it to file these agreements, it believes it would have to file other day to day agreements of lesser significance.

Mr. Max A. Webb
Securities and Exchange Commission
October 12, 2012
Page -2-

Raw Materials, page 8

3.
We note your response to prior comment 9.  Please clarify what you mean when you say there is “an absence of a profit margin” with respect to specimens obtained from Mount Wufu or produced in your facilities.

Response:  The language under the heading “Raw Materials” has been revised in response to this comment.

Competition, page 9

4.
We note your response to prior comment 11.  Please revise the first bullet point by clarifying whether the local forestry department must approve or may object to your plans to harvest products from Mount Wufu.

Response:  The first bullet point has been revised in response to this comment.

Government Regulation, page 9

5.	Please revise the first paragraph of this section to name counsel.

Response:  Counsel has been named.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill